Exhibit 99.8

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

enCore Energy Corp.

Suite 250 – 200 Burrard Street

Vancouver, BC V6C 3L6

2.	DATE OF MATERIAL CHANGE

February 16, 2021

3.	NEWS RELEASE

News release dated February 16, 2021 was disseminated via the facilities of news wire service.

4.	SUMMARY OF MATERIAL CHANGE

enCore Energy Corp. announces upsizing of previously announced private placement financing to $15 million.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (the “Company”) is pleased to announce that, due to strong investor demand in connection with its previously announced marketed private placement, the Company and a syndicate of agents co-lead by Clarus Securities Inc. and Haywood Securities Inc. (the “Co-Lead Agents”), along with PowerOne Capital Markets Limited (together with the Co-Lead Agents, each an “Agent”), have agreed to increase the size of the previously announced offering to $15,000,000 (the “Offering”) through an Offering of 15,000,000 units of the Company (the “Units”) to be priced at $1.00 per Unit. Each Unit is comprised of one common share in the capital of the Company (“Common Share”) and one half of one Common Share purchase warrant (each whole warrant a “Warrant”). Each Warrant shall entitle the holder to purchase one Common Share at an exercise price of $1.30 for 36 months following the completion of the Offering.

The proceeds raised from the Offering will be used by the Company for the refurbishment of the Rosita Plant to operational status and for general corporate purposes.

The Offering is scheduled to close on or about March 2, 2021, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals of the TSX Venture Exchange. The securities to be issued under this Offering will be offered by way of private placement exemptions in all the provinces of Canada. The Units to be issued under this Offering may also be offered offshore, including in the United Kingdom pursuant to applicable exemptions and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in the absence of U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

William M. Sheriff, Executive Chairman Telephone: 972-333-2214

9.	DATE OF REPORT

February 17, 2021

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